UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 23, 2012

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated interim financial statements as of June 30, 2012 and December 31, 2011 and for the six-month periods ended June 30, 2012 and 2011 which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.c. to the consolidated interim financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”).

The Company’s consolidated interim financial statements for the six-month periods ended June 30, 2012, was subject to a limited review performed by Price Waterhouse & Co. S.R.L., and for the six-month periods ended June 30, 2011, 2010, 2009 and 2008 have been subjected to limited reviews performed by Sibille, the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

1. Basis of Presentation of Financial Information

Effects of inflation:

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the supervisory bodies, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated interim financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Presidential Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the six-month periods ended June 30, 2012 and 2011 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

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2. Implementation Plan for the Adoption of International Financial Reporting Standards  (“IFRSs”)

On December 29, 2009, CNV issued Resolution No. 562 which provides for the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies, which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards was effective for financial statements issued for the interim periods and fiscal year beginning January 1, 2012. However, and with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 – Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies, on January 24, 2012 the CNV issued Resolution No. 600, which postpones the mandatory adoption of the IFRSs for financial statements issued for the interim periods and fiscal year beginning January 1, 2013.

TGS prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562, which was approved by the Board of Directors’ Meeting held on April 8, 2010. For further information see Note 2.t to the consolidated interim financial statements.

3. Results of Operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2012 and 2011:

	2012	2011	Variation
	(in millions of pesos)
Net revenues	1,185.5	896.6	284.9
Gas transportation	292.0	284.3	7.7
Natural Gas Liquids (“Liquids”) production and commercialization	801.3	570.3	231.0
Other services	88.2	42.0	46.2
Costs of sales	(692.2)	(451.2)	(241.0)
Operating costs	(582.1)	(345.6)	236.5
Depreciation and amortization	(110.1)	(105.6)	(4.5)
Gross profit	489.3	445.4	43.9
Administrative and selling expenses	(210.8)	(171.6)	(39.2)
Operating income	278.5	273.8	4.7
Other (expenses) / income, net	(5.4)	5.3	(10.7)
Gain on related companies	0.3	1.7	(1.4)
Net financial expense	(118.1)	(72.7)	(45.4)
Income tax expense	(54.7)	(74.1)	19.4
Net income	100.6	134.0	(33.4)

Overview

For the six-month period ended June 30, 2012, the Company has reported a net income of Ps. 100.6 million, in comparison to the Ps. 134.0 million reported in the same period 2011.

Decrease in net income was principally driven by a higher devaluation of the local currency during the first semester of 2012, which negatively impacted TGS’s dollar denominated net liability monetary position and generated higher foreign exchange loss amounting to Ps. 46.3 million.

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Net revenues

Gas transportation

Gas transportation represented approximately 25% and 32% of total net revenues during the six-month periods ended June 30, 2012 and 2011, respectively. Gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the gas transportation assets, which belong to the gas trusts created by the Argentine government to expand the transportation capacity of the pipeline system.

Gas transportation revenues for the six-month period ended June 30, 2012 increased by Ps. 7.7 million compared to the same period 2011. This increase was mainly due to the revenues generated by the operation and maintenance of the gas transportation assets which started operating at the end of 2011, and belong to the gas trusts.

Production and commercialization of liquids

Net revenues from the production and commercialization of liquids segment represented approximately 68% and 64% of TGS’s total net revenues during six-month periods ended June 30, 2012 and 2011, respectively. Production and commercialization of liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline for both on our own account and on behalf of TGS’s clients. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenues from the production and commercialization of liquids segment increased by Ps. 231.0 million in the first semester of 2012 in comparison with the same period of 2011. This variation is mainly due to  (i) a higher volume sold by TGS’ own account, as the clients of the Company (principally natural gas producers) processed lower volumes of natural gas, and (ii) the rise in the ethane price by more than 30%, which reflects the pass through of the production cost increase mentioned below.

Other services

The Company renders “midstream” services, that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

In the six-month period ended June 30, 2012, Other Services revenues increased by Ps. 46.2 million in comparison with the same period 2011. This increase is mainly explained by higher revenues generated by construction services rendered in connection with expansion works both in the transportation pipeline system and the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank.

4

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the six-month period ended June 30, 2012, increased by Ps. 280.2 million, compared to the same period 2011. This variation is mainly due to a Ps. 146.7 million increase in variable production costs of Liquids resulting from the rise in the tariff charge created by the Argentine Government in 2008 to finance the imports of natural gas. The tariff charge went up, effective December 1, 2011, from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas. In addition, as a consequence of lower natural gas processing from TGS’ clients, the Company processed a higher flow of natural gas from its own account, incurring a higher cost. Finally, export tax charge and labor cost increased by Ps. 30.7 million and Ps. 24.8 million, respectively.

Within the framework of a legal action, on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in Resolution No.1,982/11 and to continue the billing and collection of the amounts stated prior to the issuance of said Resolution (for further information, see Note 7.b. to the consolidated interim financial statements).

Other expenses, net

Other (expenses) / income, net, recorded in the first half of 2012 a Ps. 10.7 million decrease in comparison with the same quarter 2011, mainly as a result of revenue in 2011’s period amounting to Ps. 16.0 million which corresponds to the early cancellation of a contract related to the Liquids business segment which was partially compensated by lower contingency accruals.

Net financial expense

Net financial expense increased by Ps. 45.4 million in the six-month period ended June 30, 2012 compared to the same period 2011. The breakdown of net financial results is as follows:

	2012	2011
	(in millions of pesos)
Generated by assets
Interest income	20.9	11.1
Other receivables discounted value income	4.4	3.8
Foreign exchange gain	32.1	43.6
Subtotal	57.4	58.5

Generated by liabilities
Interest expense	(78.5)	(72.3)
Foreign exchange loss	(83.7)	(48.9)
Other financial charges	(13.3)	(10.0)
Subtotal	(175.5)	(131.2)
Total	(118.1)	(72.7)

This increase is mainly related to the Ps. 46.3 million increase in the foreign exchange loss generated by a higher devaluation of the local currency in the first half of 2012, which has impacted TGS’ US-dollars denominated net liability monetary position, with an average balance much lower in the 2012’s first half than in 2011’s same period.

5

Income tax expense

For the six-month period ended June 30, 2012, TGS reported a Ps. 54.7 million income tax expense, compared to Ps. 74.1 million reported in 2011’s period. The Ps. 19.4 million decrease is related to a lower taxable income reported in the 2012’s period.

4. Liquidity

The Company’s primary sources and application of funds during the six-month period ended June 30, 2012 and 2011, are shown in the table below:

	2012	2011	Variation
	(in millions of pesos)
Cash flows provided by operating activities	307.1	218.4	88.7
Cash flows used in investing activities	(95.6)	(91.4)	(4.2)
Cash flows used in financial activities	-	(976.0)	976.0
Net increase in cash and cash equivalents	211.5	(849.0)	1,060.5

Cash flow from operating activities for the six-month period ended June 30, 2012 amounted to Ps. 307.1 million, which was mostly allocated to increase the Company’s cash position.

5. Second Quarter 2012 vs. Second Quarter 2011

The following table presents a summary of the consolidated results of operations for the second quarters ended June 30, 2012 and 2011:

	2012	2011	Variation
	(In millions of Pesos)
Net revenues	536.5	365.1	171.4
Gas transportation	148.4	149.7	(1.3)
Liquids production and commercialization	350.7	193.0	157.7
Other services	37.4	22.4	15.0
Cost of sales	(352.8)	(211.9)	(140.9)
Operating costs	(296.5)	(159.4)	(137.1)
Depreciation and amortization	(56.3)	(52.5)	(3.8)
Gross profit	183.7	153.2	30.5
Administrative and selling expenses	(80.8)	(65.6)	(15.2)
Operating income	102.9	87.6	15.3
Other (expenses) / income, net	(1.7)	12.0	(13.7)
Gain on related companies	0.2	0.6	(0.4)
Net financial results	(68.7)	(28.8)	(39.9)
Income tax	(11.5)	(26.3)	14.8
Net income	21.2	45.1	(23.9)

Total net revenues for the second quarter of 2012 increased by 46.9% in comparison with the same period in 2011. Gas transportation revenue for the second quarter of 2012 presented a Ps. 1.3 million mild decrease over the same quarter of 2011. Higher revenues totaling Ps. 2.9 million were generated by the operation and maintenance of the Natural Gas Transportation assets, which started operating at the end of 2011, and belong to certain fideicomisos de gas (trusts) as explained above. However, a positive adjustment to the revenues reported in the second quarter of 2011 (which was generated by the termination of a contract) more than compensated for such effect.

6

The Liquids segment revenue increased Ps. 157.7 million in the three-month period ended June 30, 2012. This increase is mainly due to (i) a higher volume sold by TGS’ own account, as the clients of the Company (principally natural gas producers) processed lower volumes of natural gas, and (ii) the rise in the price of the ethane by more than 30%, which reflects the pass through effect of the production cost increase in relation to the tariff charge mentioned below.

In the second quarter of 2012, Other Services revenues amounted to Ps. 37.4 million, Ps. 15.0 million above the same period in 2011. The rise is mainly explained by revenues from a new service which consists of the steam generation for electricity production. In addition, higher sales were also explained by higher revenues generated by construction services rendered in connection with expansion works both in the natural gas transportation pipeline system and the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank.

Costs of sales and administrative and selling expenses for the second quarter of 2012 increased to Ps. 433.6 million from Ps. 277.5 million in the second quarter of 2011. This variation mainly stems from the rise of Ps. 79.0 million in the tariff charge mentioned above. Additionally, as a consequence of lower natural gas processing from TGS’ clients, the Company processed a higher flow of natural gas from its own account, incurring a higher cost. Finally, labor cost and export tax charge increased by Ps. 11.0 million and Ps. 9.0 million, respectively.

Other (expenses) / income, net experienced a negative variation of Ps. 13.7 million in comparison with the same period in 2011 mainly as the result of revenue amounting to Ps. 16.0 million, which corresponds to the early-cancellation of a contract related to the Liquids segment.

Net financial expense increased to Ps. 68.7 million in 2012 second quarter from Ps. 28.8 million reported in the same quarter of 2011. The Ps. 39.9 million negative variation is mostly attributable to a higher foreign exchange loss, derived from a higher devaluation of the Argentine peso in the second quarter of 2012.

6. Consolidated Balance Sheets Summary

Summary of the consolidated balance sheets information as of June 30, 2012, 2011, 2010, 2009 and 2008:

	(in thousands of Argentine pesos as described in Note 2.c. to the consolidated interim financial statements)
	2012	2011	2010	2009	2008
Current assets	1,031,522	594,714	1,313,743	1,095,179	804,664
Non-current assets	4,123,751	4,149,579	4,187,443	4,173,037	4,203,359
Total	5,155,273	4,744,293	5,501,186	5,268,216	5,008,023

Current liabilities	566,631	468,052	508,215	377,615	287,373
Non-current liabilities	2,534,578	2,419,379	2,359,234	2,475,906	2,358,881
Subtotal	3,101,209	2,887,431	2,867,449	2,853,521	2,646,254
Minority interest	1	1	1	1	1
Shareholders’ equity	2,054,063	1,856,861	2,633,736	2,414,694	2,361,768
Total	5,155,273	4,744,293	5,501,186	5,268,216	5,008,023

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7. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the six-month periods ended June 30, 2012, 2011, 2010, 2009 and 2008:

	(in thousands of Argentine pesos as described in Note 2.c. to the consolidated interim financial statements)
	2012	2011	2010	2009	2008
Operating income	278,510	273,848	261,157	185,649	271,436
Other (expenses) / income, net	(5,371)	5,302	(16,750)	(6,304)	(4,488)
Gain / (loss) on related companies	267	1,751	1,124	(1,459)	637
Net financial results	(118,089)	(72,719)	(145,451)	(135,258)	(33,933)
Net income before income tax	155,317	208,182	100,080	42,628	233,652
Income tax expense	(54,745)	(74,133)	(32,050)	(13,991)	(81,695)
Net income for the period	100,572	134,049	68,030	28,637	151,957

8. Statistical Data (Physical Units)

	Six-month period ended June 30,					Second quarter ended June 30,
	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2.91	2.83	2.81	2.73	2.59	2.91	2.84	2.84	2.75	2.59
Average daily deliveries (in Bcf/d)	2.27	2.24	2.14	2.23	2.17	2.43	2.39	2.28	2.38	2.27
NGL production and commercialization
? Production
Ethane (in short tons)	171,490	180,267	168,000	178,306	173,684	78,144	66,972	56,666	88,697	67,052
Propane and butane (in short tons)	248,979	243,128	291,751	262,619	248,968	106,646	100,041	141,989	118,806	103,492
Natural Gasoline (in short tons)	54,828	50,126	60,332	55,525	55,388	23,713	20,552	30,174	25,400	23,702
? Local market sales (a)
Ethane (in short tons)	171,490	180,267	168,000	178,306	173,684	78,144	66,972	56,666	88,697	67,052
Propane and butane (in short tons)	146,852	154,932	165,731	130,479	128,805	85,335	87,603	94,346	68,091	69,547
Natural Gasoline (in short tons)	-	-	440	-	-	-	-	440	-	-
? Exports (a)
Propane and butane (in short tons)	111,940	100,187	131,729	138,685	134,677	15,548	21,713	50,216	46,122	15,616
Natural Gasoline (in short tons)	59,501	49,829	52,643	54,012	55,264	33,994	17,932	19,363	23,205	26,807

(a) Includes natural gas processed on behalf of third parties.

9. Comparative ratios

	As of June 30,
	2012	2011	2010	2009	2008
Liquidity (Current assets to current liabilities)	1.82	1.27	2.59	2.90	2.80
Shareholders’ equity to total liabilities	0.66	0.64	0.92	0.85	0.89
Non current assets to total assets	0.80	0.87	0.76	0.79	0.84

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10. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2012	2011	2010	2009	2008
January	2.78	4.79	2.16	1.77	3.30
February	2.75	4.45	2.14	1.44	3.08
March	2.88	3.90	2.60	1.52	2.90
April	2.63	4.50	2.59	1.47	2.74
May	2.62	3.10	2.50	1.45	2.66
June	2.20	3.22	2.50	1.78	2.30
July		3.14	2.93	1.83	2.35
August		3.20	2.75	1.80	2.13
September		2.85	2.78	2.35	1.88
October		3.20	3.16	2.20	1.29
November		2.80	3.95	2.08	1.41
December		2.75	4.61	2.20	1.40

11. Outlook

In 2012, TGS plans to continue working with the National Government to finally conclude the renegotiation of the license and start the tariff review process that will bring the re-composition of the profitability of the natural gas transportation business. The Company will also manage the expansion works in its pipeline system promoted by the National Government under the Gas Trust Fund Program, which will not only bring TGS revenues related to the management of the works, but will increase the revenues corresponding to the operation and maintenance of the assets owned by the Trust Funds as well. TGS’s endeavor will also be focused on the renewal of the firm natural gas transportation agreements that expire in the short term and represent a substantial portion of the natural gas transportation revenues.

With the aim to maintain the sustainability of the Liquids segment, TGS is focusing on lessening the incremental costs derived from new market regulations, which will have a serious impact during 2012 (for further information, see Note 7.b). TGS will also be working on different alternatives for the supply of natural gas at convenient prices, and will strive to enhance Liquids production.

In the field of Other Services, TGS will search for new opportunities linked to the revamping of the liquids imports facilities, the expansion of telecommunication services and the rendering of logistic services in Puerto Galván.

In 2012, among other goals, TGS will strive to implement its risk management system and will perform technical audits on the facilities to ensure the reliability and operative availability of its entire pipeline system. The Company will also pursue our continuous improvement objective in connection with safety and occupational health, with the clear target to reduce work accident rates to the minimum. Lastly, in order to guarantee a suitable operation, TGS will focus on the technical development of the operative staff that joins the Company, through effective training action.

Autonomous City of Buenos Aires, July 24, 2012.

Ricardo I. Monge
Board of Directors’ Chairman

9

TGS

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of Argentine Pesos as described in Note 2.c.
except for net income per share and net income per ADS stated in Argentine Pesos)

	2012	2011
Net revenues (Note 3)	1,181,449	896,600
Cost of sales (Exhibit F)	(692,251)	(451,156)
GROSS PROFIT	489,198	445,444
Administrative expenses (Exhibit H)	(42,075)	(42,022)
Selling expenses (Exhibit H)	(168,613)	(129,574)
OPERATING INCOME	278,510	273,848
Gain on related companies	267	1,751
FINANCIAL EXPENSES, NET	(118,089)	(72,719)
Generated by assets		
Interest income	20,900	11,050
Foreign exchange gain	32,076	43,639
Othe receivables discounted value income (Notes 2.h and 7.a.)	4,396	3,815
	57,372	58,504
Generated by liabilities (Exhibit H)		
Interest expense	(78,528)	(72,276)
Foreign exchange loss	(83,661)	(48,917)
Other expenses and financial charges	(13,272)	(10,030)
	(175,461)	(131,223)
Other (expenses) / income, net (Note 2.r)	(5,371)	5,302
NET INCOME BEFORE INCOME TAX	155,317	208,182
Income tax expense (Note 2.l)	(54,745)	(74,133)
NET INCOME FOR THE PERIOD	100,572	134,049
Net income per share (Note 2.s)	0.13	0.17
Net income per ADS (Note 2.s)	0.63	0.84

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Ricardo I. Monge
Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2012										2011
	Shareholders' contributions			Retained earnings							
	Common stock	Inflation adjustment to common stock	Subtotal	Legal reserve	Voluntary Reserve	Future Dividends Reserve	Future Capital Expenditures Reserve	Accumulated retained earnings	Subtotal	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	550,805	1,345,300	213,384	164,128	-	-	230,679	608,191	1,953,491	3,293,019
Adjustment on prior year [(1)]	-	-	-	-	-	-	-	-	-	-	(594,207)
Modified balance at the beginning of year	794,495	550,805	1,345,300	213,384	164,128	-	-	230,679	608,191	1,953,491	2,698,812
Resolution of the Ordinary Shareholders' Meeting held on April 29, 2011:											
Cash dividends	-	-	-	-	-	-	-	-	-	-	(976,000)
Resolution of the Ordinary Shareholders' Meeting held on April 12, 2012:											
Legal Reserve	-	-	-	11,534	-	-	-	(11,534)	-	-	-
Future Dividends Reserve	-	-	-	-	(164,128)	268,291	-	(104,163)	-	-	-
Future Capital Expenditures Reserve	-	-	-	-	-	-	114,982	(114,982)	-	-	-
Net income for the period	-	-	-	-	-	-	-	100,572	100,572	100,572	134,049
Balances at the end of the period	794,495	550,805	1,345,300	224,918	-	268,291	114,982	100,572	708,763	2,054,063	1,856,861

(1) See Note 2.a).

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Ricardo I. Monge
Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 51% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Group Petrobras Argentina”), which altogether hold 50% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the trust”) who has a trust shareholding of 40%; and (iii) EPCA S.A. (“EPCA”) –belonging to Pampa Energía S.A. (“Pampa Energía”)- with the remaining 10%.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Group Petrobras Argentina and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Argentina transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. In addition, and within the framework of a settlement agreement entered into between CIESA and a company from Pampa Energía Group, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred TGS Class B common shares –representing 4.3% in TGS- to Pampa Energía Group.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) as approved by Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) of the Autonomous City of Buenos Aires and the regulations of the Comisión Nacional de Valores (“CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated interim financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. Investments in companies, in which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Economic Sciences (“Argentine Federation”) and approved by the CPCECABA. The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of June 30, 2012 and December 31, 2011 is as follows:

Company	% of shareholding and votes	Closing date	Legal address
Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the six-month periods ended June 30, 2012 and 2011 and for the year ended December 31, 2011.

a)

Adjustment on prior years information

On October 24, 2011 the CNV issued Resolution No. 592 which extends Resolution No. 576 and 562 and, among other things, establishes that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment must be recorded with debit to Accumulated Retained Earnings in any interim period or fiscal year-end and until the end of the year immediately preceding the first interim period in which the IFRS will be applied. Consequently, TGS recognized this liability (which was disclosed in Notes to the Financial Statements until the previous year) during the year ended December 31, 2011.

Moreover, Resolution No. 576 allows the Shareholders’ Meeting dealing with the approval of the financial statements in which said deferred tax liability was recognized to reallocate the debit to other accounts of the Shareholders´ Equity, which do not represent shares or reserved earnings. To that purpose, and following the provisions of said CNV Resolutions, the Ordinary Shareholders´ Meeting held on December 21, 2011 approved the reallocation of the debit to Accumulated Retained Earnings at the beginning of the year with balance to the account Inflation Adjustment to Common Stock allocated in the Shareholders´ Equity of the Company.

The effect of the change in the accounting valuation method was Ps. 594,207 in the Accumulated Retained Earnings at the beginning of the year ended December 31, 2011. Moreover, said change in the accounting valuation method represented a positive impact of Ps. 15,236 and Ps. 15,312 on the Net Income for the six-month periods ended June 30, 2012 and 2011, respectively.

The accounting information of the interim financial statements for the six-month period ended June 30, 2011 disclosed for comparative purposes has been modified according to the provisions of TR No. 17 of the Argentine Federation for a disclosure under uniform basis.

b)

Use of estimates

The preparation of the consolidated interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables. Actual results could be significantly different from such estimates.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Consolidated interim financial statements for the six-month periods ended June 30, 2012 and 2011 are unaudited. The consolidated interim financial statements include, in the opinion of the management, all adjustments, consisting only of normal adjustments that are considered necessary for a fair presentation of the information in the financial statements. Results for the six-month periods ended June 30, 2012 and 2011 do not necessarily reflect the portion of the Company’s result for the complete fiscal year.

c)   Presentation of consolidated interim financial statements in constant Argentine pesos

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the six-month periods ended June, 30, 2012 and 2011 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

d)   Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each period / year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)   Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

g)   Current investments

Bank accounts, time deposits and loans have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their net realizable value at year-end.

Loans balance in Current Investments is comprised of a loan granted to Pampa Energía. For further information see Note 10.

h)   Long-term receivables and liabilities in currency

Long-term receivables and liabilities which accrued interests have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 7.a.) have been valued on the discounted value of the amounts expected to be collected using a market interest rate.

i)   Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of  December 31, 2011 and September 30, 2011 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated interim financial statements. As of June 30, 2012 and December 31, 2011, the investment in Link has been adjusted by Ps. 3,713 and Ps. 3,783, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of March 31, 2012 of Link, TGU and EGS, from this date to June 30, 2012; and, (ii) the financial statements as of September 30, 2011 of Link, TGU and EGS, from this date to December 31, 2011.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at  year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

j)   Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.c).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.c).

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.c). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903.

-

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

-

Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 6,030 and Ps. 7,667 for the six-months periods ended June 30, 2012 and 2011, respectively.

Based on the projections made as discussed in Notes 2.b) and c), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

k)   Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized in a 5-year period.

l)   Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated interim financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the six-month periods ended June 30, 2012 and 2011 is as follows:

	2012	2011
Current tax	(88,748)	(81,697)
Temporary differences variation	35,427	7,546
Tax loss carryforwards (utilization) / increase	(1,424)	18
Income tax expense	(54,745)	(74,133)

The components of the net deferred tax assets and liabilities as of June 30, 2012 and December 31, 2011 are the following:

Non-current deferred tax assets and liabilities	06/30/2012	12/31/2011
Allowance for doubtful accounts	1,127	1,175
Deferred revenues	(176)	(356)
Tax credits discounted value loss	1,684	3,347
Intangible assets	(1,034)	(1,197)
Property, plant and equipment, net	(640,820)	(656,033)
Other provisions	2,343	2,343
Provision for contingencies	48,638	46,406
Current investments	19,341	(9)
Income tax loss carryforward	-	1,424
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(568,897)	(602,900)

(1)

Net of deferred tax asset of Ps. 1,550 and Ps. 1,548 recorded under Other non-current receivables as of June 30, 2012 and December 31, 2011, respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the six-month periods ended June 30, 2012 and 2011 as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2012	2011
Pre-tax income	155,317	208,182
Statutory income tax rate	35%	35%
Pre-tax income at statutory income tax rate	(54,360)	(72,863)
Permanent differences at statutory income tax rate:
- Inflation adjustment	-	(52)
- Non-taxable income or non-deductible expenses	192	612
- Others	(577)	(1,830)
Income tax expense	(54,745)	(74,133)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.b).

m)   Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of June 30, 2012 and 2011, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

n)   Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

o)   Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated interim financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated interim financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Contingencies and allowances are disclosed in Exhibit E.

p)   Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.c), except for "Common stock" which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Consolidated Statement of Changes in Shareholders’ Equity.

q)   Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain production and commercialization of liquids contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other production of liquids and other services contracts, revenues are recognized when services are rendered.

r)   Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-

Accounts that accumulate monetary transactions, at their nominal value.

-

Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.c).

-

Gain on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain on related companies”.

Other (expenses) / income, net for the six-month periods ended June 30, 2012 and 2011, include the following items:

	2012	2011
Net increase in provisions for contingencies	(5,965)	(11,855)
Revenues from liquids contract termination agreement	-	16,044
Others	594	1,113
Total	(5,371)	5,302

s)

Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the six-months periods ended June 30, 2012 and 2011 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

t)   New accounting rules

On December 29, 2009, CNV issued Resolution No. 562 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards was effective for financial statements issued for fiscal year beginning January 1, 2012. Later, and with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 – Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies, on January 24, 2012 the CNV issued Resolution No. 600 which postpones the mandatory adoption of the IFRSs for financial statements issued for the interim periods and fiscal year beginning January 1, 2013.

To that purpose, the Company prepared an implementation plan for the adoption of said accounting rules under the regulations established by Resolution No. 562 which was approved by the Board of Directors in its meeting held on April 8, 2010.

TGS has moved forward in the diagnosis of the more significant valuation differences between the IFRSs and the effective accounting standards, the election of the alternative criteria of valuation and the procedures that the Company must follow when it adopts IFRSs for the first time as the basis for preparing its financial statements, established in IFRS 1 – First-time adoption of IFRS (“IFRS 1”). Particularly, the Company will adopt the following:

-

Initial recognition and measurement in components of Property, Plant and Equipment (PP&E) for the purpose of Production and Commercialization of Liquids:  The Company will adopt the option provided by IFRS 1, that certain components of PP&E may be measured at their fair value at the opening IFRS statement of financial position as from the transition date. This fair value becomes the deemed cost for the issuance of financial information for subsequent years. For the rest of the components of the PP&E, the deemed cost will be the cost of the fixed assets restated under effective accounting standards.

-

Capitalized foreign exchange differences under regulations established by Resolutions No. 87/03 y No. 3/2002: The Company applied provisions of IFRS 1 and chose to keep the foreign exchange difference as part of the value of the assets for the purpose of the rendering of the regulated service.

-

Measurement after recognition in components of PP&E: After adopting IFRSs for the first time, the IFRSs allow the Company to choose the treatment for the measurement of PP&E components. The International Accounting Standard 16 – Property Plant and Equipment (“IAS 16”) provides that an entity shall choose either the “cost model” or the “revaluation model”. The Company will choose to continue applying the cost model for all components of PP&E, using the deemed cost as the cost of said assets, determined as of the transition date.

Regarding the major differences concerning disclosure, the following may be mentioned:

-

Under IFRS, expenses in the Statement of Income can be grouped by their nature, or according to their function (exploitation, administration and commercialization).

-

Items that under Argentine GAAP are charged to Other income / (expense), net should be reclassified to exploitation results or financial results under IFRSs.

-

For interim financial statements, under IFRS, companies may prepare condensed financial statements, which are more summarized than a full financial year and with a different disclosure in certain aspects when compared to the financial statements under Argentine GAAP.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Moreover, the IFRSs establish more requirements regarding disclosure (basically for the annual financial statements) than Argentine GAAP. Among others, information about financial risk administration of the Company, related parties, categorization of financial instruments and the fair value of assets and liabilities.

Since the date of the issuance of these consolidated interim financial statements and as of the date of the adoption of the IFRSs, new accounting rules or interpretations may be issued and also, new relevant facts may occur affecting the Company. In view of the above, TGS will continue analyzing possible further impacts that the IFRSs’ adoption may generate.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) production and commercialization of liquids and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income consists of net revenues minus operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, gain on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

Six-month period ended June 30, 2012	Gas Transportation	Production and Commercialization of Liquids	Other Services	Corporate	Total
Net revenues	292,003	801,284	88,162	-	1,181,449
Operating income / (loss)	65,354	234,184	31,368	(52,396)	278,510
Depreciation of property, plant and equipment	80,453	22,135	7,516	4,908	115,012
Additions to property, plant and equipment	68,018	12,232	6,237	4,107	90,594
Identifiable assets	3,600,928	506,346	293,746	754,253	5,155,273
Identifiable liabilities	427,020	138,477	7,684	2,528,028	3,101,209
Six-month period ended June 30, 2011
Net revenues	284,281	570,314	42,005	-	896,600
Operating income / (loss)	87,950	239,414	(1,555)	(51,961)	273,848
Depreciation of property, plant and equipment	79,096	20,139	6,413	3,539	109,187
Additions to property, plant and equipment	47,156	9,852	19,193	4,501	80,702
Year ended December 31, 2011
Identifiable assets	3,621,981	617,823	253,070	531,292	5,024,166
Identifiable liabilities	445,697	162,762	13,325	2,448,890	3,070,674

The Company renders services of gas transportation principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the six-month periods ended June 30, 2012 and 2011 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2012	2011
MetroGAS S.A. (“MetroGAS”)	90,293	89,931
Camuzzi Gas Pampeana S.A.	48,436	46,612
Gas Natural BAN S.A. (“BAN”)	35,258	35,163
Petrobras Argentina	16,556	16,739
Camuzzi Gas del Sur S.A.	11,876	11,511

Significant customers in the Production and Commercialization of Liquids segment are Petredec Limited (“Petredec”), PBB-Polisur S.A. (“Polisur”) and Petroleo Brasileiro. Net revenues from these customers (include sales of liquids made on behalf of third parties, from which TGS withholds charges for the Production and Commercialization of Liquids) for the six-month periods ended June 30, 2012 and 2011  are as follows:

	2012	2011
Petrobras International Finance Company (“PIFC”)	-	9,332
Polisur	332,344	173,501
Petredec	342,757	261,712
Trafigura Beheer B.V. Amsterdam (“Trafigura”)	-	186,016
Petroleo Brasileiro	140,310	-

4.  SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

		06/30/2012	12/31/2011
a)	Current accounts receivable, net
	Gas transportation
	Common	84,718	90,843
	Related parties (Note 10)	5,227	5,420
	Subtotal	89,945	96,263
	Production and commercialization of liquids
	Common	83,236	165,346
	Related parties (Note 10)	2,447	41,863
	Subtotal	85,683	207,209
	Other services
	Common	65,218	30,303
	Related parties (Note 10)	20,171	10,646
	Subtotal	85,389	40,949
	Allowance for doubtful accounts	(3,861)	(3,997)
	Total	257,156	340,424
b)	Other current receivables
	Tax credits	11,600	488
	Prepaid expenses	16,998	8,807
	Advances to suppliers	4,322	31,898
	Subsidies receivable	23,315	19,599
	Tax to be recovered	2,069	1,276
	Others	1,746	9,493
	Total	60,050	71,561

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		06/30/2012	12/31/2011
c)	Non-current accounts receivable
	MetroGAS (1)	27,176	27,176
	Gas trust fund	50,417	45,946
	Profertil S.A. (“Profertil”)	4,440	6,165
	Allowance for doubtful accounts (1)	(27,176)	(27,176)
	Total	54,857	52,111

d)	Other non-current receivables
	Deferred income tax (Note 3)	67	1,548
	Easement expense to be recovered	5,357	4,536
	Tax credits (2)	67,636	63,239
	Others	2,438	4,671
	Total	75,498	73,994
e)	Accounts payable
	Suppliers	242,234	237,090
	Customers (credit balances)	15,226	26,693
	Related companies	12,770	27,756
	Total	270,230	291,539
f)	Current taxes payable
	Income tax (net of advances and others)	71,927	22,124
	VAT	-	2.579
	Tax on exports	-	18,080
	Others	5,942	6,353
	Total	77,869	49,136
g)	Current advances from customers (3)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	6,742	6,742
	Gas Trust	7,242	10,143
	Total Austral S.A. (“Total Austral”)	4,770	4,770
	PBB-Polisur S.A. (“Polisur”)	475	491
	Pan American Sur S.R.L. (“PAS”)	3,180	3,180
	Others	2,453	3,882
	Total	24,862	29,208
h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d)	4,702	4,541
	Other provisions	717	1,203
	Total	5,419	5,744
i)	Non-current taxes payable
	Deferred income tax (Note 3)	568,964	604,448
	Total	568,964	604,448

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		06/30/2012	12/31/2011
j)	Non-current advances from customers (3)
	Aluar	175,319	178,690
	Total Austral	17,490	19,875
	Polisur	-	205
	Pan American Energy S.R.L. (“PAE”)	67,938	70,287
	PAS	11,660	12,069
	Total	272,407	281,126

(1) Corresponds to the bills included in MetroGAS’ reorganization process (Note 9.f).

(2) As of June 30, 2012 and December 31, 2011, includes Ps. 64,687 and Ps. 60,291, respectively, of income tax and VAT credits generated by the reversion of the tariff increase credit (see Note 7.a.), which will be collected through a tax recovery appeal.

(3) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly iquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the six-month periods ended June 30, 2012 and 2011 are as follows:

	2012	2011
Cash and banks (1)	60,595	131,877
Current investments	620,051	108,618
Current investments with an original maturity of more than three months	(122,487)	-
Total cash and cash equivalents	558,159	240,495

(1)  As of June 30, 2012 and 2011, includes Ps. 42,633 and Ps. 99,624, respectively, corresponding to balances from bank accounts which accrue interest.

Non-cash transactions are as follows:

	2012	2011
Acquisition of property, plant and equipment through an increase in accounts payable	14,101	6,537
Financial charges capitalization	2,913	4,424

Cash flows resulting from operations include net financial expenses generated by cash and cash equivalents as of June 30, 2012 and 2011 for Ps. 20,006 and Ps. 22,956, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

6.   LOANS

Short-term and long-term debt as of June 30, 2012 and December 31, 2011 comprises the following:

	06/30/2012	12/31/2011
Current loans:
Interests payable 2007 EMTN Program	16,668	15,846
Total current loans	16,668	15,846

Non- current loans:
2007 EMTN Program: Series 1 notes	1,693,207	1,609,799
Total non-current loans	1,693,207	1,609,799
Total loans	1,709,875	1,625,645

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and accrue an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$ 125,976,000 respectively, which were previously bought on the market at lower prices in comparison with their nominal value. As of June 30, 2012, TGS’ financial indebtedness amounted to US$ 374,024,000 and thus, the amortization payments will amount to US$ 93,506,000 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

i.

 As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

ii.

For the refinancing of the outstanding financial debt.

iii.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

7.

REGULATORY FRAMEWORK

a)   General framework and current tariff context:

The Company’s Natural Gas Transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2013, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron Corp’s new corporate name) and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. In June 2011, the Tribunal that will hear the case was constituted.

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa Assets L.P. and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. On March 10, 2012, the Tribunal hearing the case confirmed the three-month extension of the deadline for the claimants to file their Memorial on the Merits and for the Argentine Government to file its Counter-Memorial on the Merits. On July 13, 2012, Pampa Energía requested the Tribunal hearing the case the suspension of the procedures for a six-month term since the date of the claim.

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. The total of the investment plan had been executed with TGS’ own funds. In September 6, 2011, the investment plan was considered completed by ENARGAS.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 the Company was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG  to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received an invitation from UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Emergency Law, to which end UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Federal Government in connection with or arising from the Renegotiation Process of remuneration under the

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

License Agreement. On November 18, 2010, the Company decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated interim financial statements, the Company has not received any favorable respond in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said Body, and for ENARGAS to decide –within a 60 business day term as from reception of said documents-, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the Transitional Tariff Chart stipulated therein. TGS and ENARGAS filed an extraordinary appeal before the Court of Appeals, which were dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the appeal dismissed by the Court of Appeals be accepted. On August 25, 2011, the SCyCG returned to ENARGAS the administrative documents giving notice Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby the Company recorded the fulfillment of the court action by the SCyCG.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010 the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to its right resulting from the Decree No. 1,918/09.

According to the 2008 transitional agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2013. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. This proposal was accepted by TGS allowing UNIREN to initiate the administrative process for signature when it concluded favorably after the intervention of different competent organisms. UNIREN issued a supplementary report for the subscription of the renegotiation agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 the Company called for the continuation of appropriate administrative proceedings.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

  Regulatory Framework for non-regulated segments

The Production and Commercialization of Liquids segment is not regulated by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

On September 19, 2008 the Federal Energy Bureau and propane and butane (“LPG”) producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG ten (10), twelve (12) and fifteen (15) kgs. bottles, to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. As from that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on December 29, 2011 and was ratified by Resolution S.E. 77/12.

Despite the Liquids Production and Commercialization segment is not subject to regulation by ENARGAS, the Argentine government has introduced a set of regulations in recent years having an impact on its operations.

Through Presidential Decree No. 2,067/08 the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The payment of the tariff charge was selectively subsidized -since its inception- according to the destination of the natural gas. In November 2011, ENARGAS issued Resolution No. 1,982/11(“the Resolution”) which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of TGS’ own consumption. The tariff charge increased, effective from December 1, 2011, from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas, representing a significant rise of the variable costs of natural gas processing.

Within the framework of a legal action, on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in Resolution No.1,982/11 and to continue the billing and collection of the amounts stated prior to the issuance of said Resolution.

c)   Expansion of the gas transportation system

Since 2004, the gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company will manage the expansion project.

Expansion works initiated in 2006, which where planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of June 30, 2012, the incremental transportation capacity was 307 MMcf/d after the works came into service.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of  Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated interim financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 21.3 million (including accrued interest) as of June 30, 2012 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was paid in cash.

c)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s the prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

Once the period of the extension of the License expires, the Company will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

(ii) to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

(iv) if the Licensee has participated in the New Bidding but is unwilling to match the best bid made by a third party, to receive the Appraisal Value as compensation for the transfer of the Essential Assets to the new licensee, any excess paid by the third party shall remain for the grantor.

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of June 30, 2012 and 2011, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated interim financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the Production and Commercialization of Liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, the Company filed an appeal before the Plenary Commission.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

As of June 30, 2012, TGS maintains a provision of Ps. 36.6 million.

b)

 CNV – Contingency related to the payment of the withholding tax on interest payments regarding 2004 Notes

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of June 30, 2012, TGS has not recorded any provision in this connection.

c)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

As of June 30, 2012, the Company recorded a provision of Ps. 79.4 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)    GdE against the Company - Reimbursement for the cost of construction of compressor plants

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses.

On January 14, 2004, TGS signed an agreement with UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets.

On November 15, 2011, ENARGAS approved the final works carried out by TGS and offset the provision mentioned above. Finally, in the same act, ENARGAS determined the balance to be paid to the Argentine Government, which was recorded under “Other Current Liabilities” together with the court tax amounting Ps. 4.7 million (including interests as of June 30, 2012).

e)     Summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”).

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the BCRA. This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. On September 28, 2010, documentary hearings were conducted and, on October 13, 2010, final arguments were given; therefore the case is ready to be brought to Economic Criminal Courts for resolution. The Company believes that it has several legal instances to defend its position, and accordingly, as of June 30, 2012, TGS has not recorded any provision in respect of this proceeding.

f)

MetroGAS’ Reorganization Process

MetroGAS commenced its reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by the Company of Ps. 27.2 million and as eventual unsecured credit the amount of Ps. 71.4

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

million corresponding to the transitory tariff increase (Note 7.a.) accrued between September 1, 2008 and June 16, 2010.

As of the date of the issuance of these consolidated interim financial statements, the process of credit verification has concluded. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by TGS in the respect of the reorganization process of MetroGAS. On May 3, 2011, MetroGAS proposed an only category of Creditors. Subsequently, MetroGAS submitted a reorganization plan to the admitted creditors, which was improved later on. The meeting of MetroGAS’ creditors was held on June 18, 2012, where the reorganization plan for the admitted creditors was approved unanimously.

As of  June 30, 2012, the allowance for doubtful accounts amounted to Ps. 27.2 million.

g)

 Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In January 2011 TGS sold propane and butane to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

As from July 2011, the Company signed an agreement to sell natural gasoline to Petroleo Brasileiro. The price is determined by reference international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until November 2012.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2011, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the liquids selling price.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. This one-year term loan (automatically extendable for one year at its maturity date) bears interests at an annual fixed rate of 6.8% plus VAT.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

As of June 30, 2012 and December 31, 2011, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 264 and Ps. 800 respectively. The accrued amounts for such compensations for the six-month periods ended June 30, 2012 and 2011 were Ps. 943 and Ps. 1,353, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of June 30, 2012 and December 31, 2011 is as follows:

	06/30/2012		12/31/2011
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controller:
CIESA	37	-	37	-
Affiliate which exercises joint control:
Petrobras Argentina	22,841	12,770	13,920	27,756
Affiliate which exercises significant influence:
Pampa Energía	122,487	-	112,640	-
Affiliates with significant influence:
Link	351	-	334	-
TGU	-	-	-	-
Other related companies:
Petroleo Brasileiro	-	-	38,628	-
PIFC	-	-	-	-
Compañía Mega S.A.	2,409	-	3,197	-
Refinor S.A.	89	-	409	-
WEB S.A.	1,664	-	948	-
Total	149,878	12,770	170,113	27,756

The detail of significant transactions with related parties for the six-month periods ended June 30, 2012 and 2011 is as follows:

Six-month period ended June 30, 2012

	Revenues			Costs			Financial Results
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned
Controlling shareholder:
CIESA	-	-	-	-	-	61	-
Affiliate which exercises joint control:
Petrobras Argentina	16,556	17,565	14,238	4,487	20,324	-	-
Affiliate which exercises significant influence:
Pampa Energía	-	-	-	-	-	-	3,956
Affiliates with significant influence:
Link	-	-	843	-	-	-	-
EGS	-	-	23	-	-	-	-
Other related companies:
PIFC	-	-	-	-	-	-	-
Compañía Mega S.A.	379	14,072	15	-	-	-	-
Refinor S.A.	-	-	757	-	-	-	-
WEB S.A.	1,528	-	-	-	-	-	-
Petroleo Brasileiro	-	140,310	-	-	-	-	-
Total	18,463	171,947	20,841	4,487	20,324	61	3,956

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Six-month period ended June 30, 2011

	Revenues			Costs
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	61
Affiliate which exercises joint control:
Petrobras Argentina	16,739	20,094	12,062	4,049	21,018	-
Affiliates with significant influence:
Link	-	-	856	-	-	-
EGS	-	-	21	-	-	-
Other related companies:
PIFC	-	9,332	-	-	-	-
Compañía Mega S.A.	376	16,585	13	-	-	-
Refinor S.A.	-	-	950	-	-	-
WEB S.A.	1,509	-	-	-	-	-
Total	18,624	46,011	13,902	4,049	21,018	61

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

                                                                                  Ricardo I. Monge

                                                                               Board of Directors' Chairman

TGS

EXHIBIT A

TRANSPORTADORA DE GAS DEL SUR S.A.

PROPERTY, PLANT AND EQUIPMENT, NET

	06/30/2012												12/31/2011
	Cost					Depreciation							
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the period	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the period	Impairment	Net book value	Net book value
Pipelines	3,559,857	-	-	24,079	3,583,936	1,176,953	-	43,288	(1) 2.2	1,220,241	-	2,363,695	2,382,904
Compressor plants	1,289,791	-	-	14,275	1,304,066	656,212	-	27,208	(1) 3.3 to 25	683,420	19,600 [2]	601,046	613,979
Other industrial plants	1,003	-	-	1,865	2,868	167	-	44	(1) 3.3	211	-	2,657	836
Stations of regulation and/or measurement of pressure	122,568	-	-	2,023	124,591	67,397	-	2,547	(1) 4	69,944	-	54,647	55,171
Other technical installations	23,988	-	-	913	24,901	17,105	-	398	(1) 6.7	17,503	-	7,398	6,883
Subtotal assets related to gas transportation service	4,997,207	-	-	43,155	5,040,362	1,917,834	-	73,485		1,991,319	19,600	3,029,443	3,059,773
Assets related to gas upstream service	127,439	-	-	67,248	194,687	88,627	-	3,557	2.2 to 25	92,184	-	102,503	38,812
Assets related to liquids production and commercialization service	623,003	-	-	17,425	640,428	401,727	-	19,704	(1) 5.9	421,431	-	218,997	221,276
Lands	5,637	-	-	604	6,241	-	-	-	-	-	-	6,241	5,637
Buildings and constructions	178,287	-	-	3,228	181,515	84,715	-	2,111	2.0	86,826	-	94,689	93,572
Fittings and features in building	5,550	-	-	142	5,692	2,946	-	148	4.0	3,094	-	2,598	2,604
Machinery, equipment and tools	37,789	176	-	-	37,965	32,102	-	809	6.7 to 20	32,911	-	5,054	5,687
Computers and Telecommunication systems	323,029	-	-	17,463	340,492	220,479	-	10,503	6.7 to 20	230,982	-	109,510	102,550
Vehicles	21,027	561	57	-	21,531	16,341	57	879	10 and 20	17,163	-	4,368	4,686
Furniture	13,186	-	-	-	13,186	12,485	-	55	10	12,540	-	646	701
Capitalization of foreign exchange loss [1]	177,272	-	-	-	177,272	76,191	-	3,761	(1) 4.2	79,952	-	97,320	101,081
Materials	148,203	39,690	1,184	(9,185)	177,524	-	-	-	-	-	-	177,524	148,203
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	-	12,254	12,254
Works in progress	186,617	45,428	-	(140,080)	91,965	-	-	-	-	-	-	91,965	186,617
Advances to suppliers of property, plant and equipment	29,103	4,739	-	-	33,842	-	-	-	-	-	-	33,842	29,103
Total	6,887,221	90,594	1,241	-	6,976,574	2,855,065	57	115,012		2,970,020	19,600	3,986,954	4,012,556

[1] See Note 2.j).

[2] Corresponding to the impairment of obsolete turbines. TGS made a request to obtain ENARGAS approval for their retirement.

Ricardo I. Monge
Board of Directors' Chairman

TGS

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

NON-CURRENT INVESTMENTS

	06/30/2012										12/31/2011
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income for the period	Shareholders' equity	% of Common Stock	Book value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	1,385	Pipeline maintenance	03/31/2012	28	12	2,827	49.00	1,328
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	1,587	Pipeline construction and operation services	03/31/2012	237	101	3,239	49.00	1,498
Gas Link S.A.	$1	502,962	503	516 (1)	Pipeline construction and operation services	03/31/2012	1,026	98	8,630	49.00	395 (1)
Total				3,488							3,221

(1) Includes the elimination of intercompany profits. See Note 2.i).

Ricardo I. Monge
Board of Directors' Chairman

TGS
EXHIBIT E

TRANSPORTADORA DE GAS DEL SUR S.A.

ALLOWANCES AND PROVISIONS FOR CONTINGENCIES

	06/30/2012					12/31/2011
Main account	Beginning of the year	Additions	Applications	Decreases	End of the period	End of the year
Deducted from assets						
Allowance for doubtful accounts	31,173	-	-	136 [1]	31,037	31,173
Included in liabilities						
Provision for contingencies	130,764	6,731 [1]	84	766 [1]	136,645	130,764

[1] Included in "Other expenses, net".

Ricardo I. Monge
Board of Directors' Chairman

TGS

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A.

FOREIGN CURRENCY ASSETS AND LIABILITIES

(In thousands of Argentine Pesos as described in Note 2.c, except for where otherwise stated)

	06/30/2012					12/31/2011		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and banks	US$	9,517	4.487	(1)	42,703	US$	16,737	71,367
Investments	US$	44,384	4.487	(1)	199,151	US$	47,479	202,449
Accounts receivables, net	US$	16,100	4.487	(1)	72,241	US$	38,550	164,377
Other receivables	US$	3,829	4.487	(1)	17,181	US$	5,260	22,429
					331,276			460,622
NON-CURRENT ASSETS								
Accounts receivables	US$	990	4.487	(1)	4,442	US$	1,446	6,166
Property, plant and equipment, net	US$	4,629	4.487	(1)	20,770	US$	4,770	20,339
	Euro	585	5.674	(1)	3,319	Euro	1,083	5,993
					28,531			32,498
					359,807			493,120
CURRENT LIABILITIES								
Accounts payable	US$	8,754	4.527	(2)	39,629	US$	10,667	45,911
Loans	US$	3,682	4.527	(2)	16,668	US$	3,682	15,846
Advances from customers	US$	2,041	4.527	(2)	9,240	US$	2,041	8,784
					65,537			70,541
NON-CURRENT LIABILITIES								
Loans	US$	374,024	4.527	(2)	1,693,207	US$	374,024	1,609,799
Advances from customers	US$	-	4.527	(2)	-	US$	77	330
					1,693,207			1,610,129
					1,758,744			1,680,670

(1) Buy exchange rate as of June 30, 2012

(2) Sell exchange rate as of June 30, 2012

US$: United States of America dollars

Ricardo I. Monge
Board of Directors' Chairman

EXHIBIT I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2012

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

	Investments (1)	Receivables (2)	Loans	Other liabilities (3)
Without specified maturity	-	100,724	-	573,666
With specified maturity				
* Overdue				
Until 03-31-2011	-	12,484	-	42,722
From 04-01-11 to 06-30-11	-	3,241	-	1,130
From 07-01-11 to 09-30-11	-	246	-	1,138
From 10-01-11 to 12-31-11	-	3,262	-	1,154
From 01-01-12 to 03-31-12	-	26,423	-	1,160
Total overdue	-	45,656	-	47,304
* Non-due:				
From 04-01-12 to 06-30-12	497,564	253,429	-	275,441
From 07-01-12 to 09-30-12	122,487	8,285	16,668	10,623
From 10-01-12 to 12-31-12	-	5,741	-	17,618
From 01-01-13 to 03-31-13	-	7,956	-	57,630
During 2013 (rest of the year)	-	9,071	-	8,348
During 2014	-	11,835	423,302	16,695
During 2015	-	9,674	423,302	16,695
During 2016	-	9,674	423,302	16,695
From 2017 onwards	-	16,553	423,301	213,974
Total non-due	620,051	332,218	1,709,875	633,719
Total with specific maturity	620,051	377,874	1,709,875	681,023
Total	620,051	478,598	1,709,875	1,254,689

(1) Includes mutual funds, loans, time deposit and bank accounts. Such investments bear floating interest rates, except for Ps. 122,487 which bear interests at an annual fixed rate of 6.8% plus VAT.

(2) Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 9,397 which bear interests at 5.52% semi-annual rate and Ps.60,090 which bears CER plus a spread of 8%. Total credits without specified maturity, Ps. 100,724 correspond to current assets.

(3) Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 4,702 correspond to current liabilities and Ps. 568,964 to non-current liabilities.

Ricardo I. Monge
Board of Directors' Chairman

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal domicile: Don Bosco 3672, Floor 5

City of Buenos Aires

Tax Code: 30-65786206-8

1.

We have performed a limited review of the balance sheet of Transportadora de Gas del Sur S.A. at June 30, 2012, of the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended and the complementary Notes 1 to 12 and Exhibits A, B, C, D, E, F, G, H and I.  In addition, we have performed a limited review of the consolidated financial statements at June 30, 2012 of Transportadora de Gas del Sur S.A. with its subsidiary, which are submitted as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company.

2.

Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures on the amounts disclosed in the financial statements and of inquiries of Company staff responsible for the preparation of the information included in the financial statements and its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express such an opinion on the Company’s financial position, the results of operations, the changes in shareholders’ equity and cash flows, or on its consolidated financial statements.

3.

The changes introduced by the National Government to the License under which the Company operates mentioned in Note 7.a) to the individual financial statements, mainly the suspension of the original schedule for rate adjustments, its pesification and the failure to restore them on a overall basis have affected the Company’s regulated business, giving rise to uncertainty as to its future development. The Company is in the process of renegotiating with the National Government the terms of the License; the renegotiation proposal of the license having been accepted in October 2011 from the Unit for the Renegotiation and Analysis of Utility Contracts. The intervention of the different competent agencies to enable the completion of the administrative procedures foreseen for its signature is pending. Based on the expected outcome of that renegotiation process, the Company has made projections to determine the recoverable value of the assets of the regulated business. We are not in a position to estimate whether the assumptions used by Management to prepare its projections will materialize in the future and consequently, whether the recoverable values of non-current assets for the regulated business will exceed their respective net carrying values.

4.

The Company records tax credits for value added tax and income tax at June 30, 2012, generated by the reversal of the rate increase mentioned in Note 7 a) to the individual financial statements. The Company has estimated the current value of credits considering an estimated term for their realization. We are not in a position to assess whether the company will succeed in obtaining the refund of those taxes over that term.

5.

Based on the work done, the financial statements of Transportadora de Gas del Sur S.A. at June 30, 2012 and its consolidated financial statements mentioned in paragraph 1, prepared in accordance with accounting standards in effect in the City of Buenos Aires, give consideration to all significant facts and circumstances of which we became aware and that we have no observations to make other than those indicated in paragraphs 3. and 4.

6.

Balances of individual and consolidated financial statements of Transportadora de Gas del Sur S.A. at June 30, 2011 and at December 31, 2011 presented for comparative purposes have been reviewed / examined by other auditors, who issued their limited review and audit reports on August 5, 2011 and February 28, 2012 , respectively, with observations /unquantified qualifications as to the uncertainties on: (i) the future development of the regulated business and consequently, the recoverability of non-current assets corresponding to that business and (ii) the determination of the current value of tax credits generated by the reversal of the rate increase mentioned in Note 7 a) to the individual financial statements.

7.

In accordance with current regulations, we report that:

a)

the financial statements of Transportadora de Gas del Sur S.A. and its consolidated financial statements are transcribed into the Inventory and Balance Sheet book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)

the financial statements of Transportadora de Gas del Sur S.A. stem from accounting records kept in all formal respects in conformity with legal regulations;

c)

we have read the summary of activity and the additional information to the notes to the financial statements required by section 68 of the Listing Regulations of the Buenos Aires Stock Exchange, on which, insofar as concerns our field of competence, we have no observations to make other than those indicated in paragraphs 3. and 4.;

d)

at June 30, 2012, the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Integrated Social Security System according to the Company’s accounting records amounted to $ 7,164,415, none of which was claimable at that date.

City of Buenos Aires, July 24, 2012.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Vº 1 Fº 17
Carlos N. Martinez Public Accountant (UBA) C.P.C.E. City of Buenos Aires Volume 155 - Folio 146

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Senior Legal Counsel

Date: August 23, 2012

Footnotes

1() Not covered by Auditor’s Limited Review Report, except for items 6, 7 and 9.